December 5, 2016

Via: EDGAR

Securities and Exchange Commission
100 “F” Street NE
Washington, D.C. 20549
Attn: Kimberly A. Browning

Re:     Symetra Life Insurance Company (“Symetra Life”)
Symetra Separate Account SL (the "Separate Account")
File Nos. 333-213191/811-04909

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, the sponsor and depositor of Symetra Separate Account SL, hereby respectfully requests that the effective date for the above captioned Registration Statement on Form N-6, as amended, be accelerated to December 28, 2016.

Symetra Life and Symetra Separate Account SL are aware of their responsibilities under the federal securities laws as participants in the public offering of the securities specified in the form N-6 for Symetra Separate Account SL.

Symetra Life Insurance Company on behalf of Symetra Separate Account SL acknowledges that:

▪	The Separate Account is responsible for the adequacy and accuracy of the disclosures in the filings;

▪
The Staff’s comments or suggested changes to the disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions, please call David S. Goldstein at (425) 256-8021.

Sincerely,

/s/Thomas M. Marra
Registrant, Symetra Separate Account SL
Thomas M. Marra, President, Symetra Life Insurance Company

/s/ Andrew M. Farrell
Principal Underwriter, Symetra Securities, Inc.
Andrew M. Farrell, President